Filed by TurnWorks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836




         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and neither Aloha Holdings nor TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian Airlines, Inc. ("Hawaiian") and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings and Hawaiian will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700) INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

THE FOLLOWING IS A TRANSCRIPT OF A PRERECORDED VOICE MESSAGE FROM GREGORY D. BRENNEMAN MADE AVAILABLE TO EMPLOYEES OF HAWAIIAN AND ALOHA FOR THE WEEK OF FEBRUARY 11, 2002.

Hi, this is Greg with the voicemail update for the week of February the 11th. Last week I had the opportunity to meet with several financial institutions that are considering financing our airline. They are excited about our opportunity to create a growing profitable flagship carrier for Hawaii. They all agree that the only way to make money on a sustainable basis is to fix the inter island business by combining Aloha and Hawaiian. We also continue our discussions with Boeing in New York City as we work on a combined fleet plan and an order for more airplanes to grow our airline. This week I'll be speaking to the air cargo association of Hawaii. As you know, cargo is an important part of our go forward business plan. It's important that we listen to their concerns and address their needs. I have already toured a papaya plant in Hilo and a fish distributor in Maui to begin to get a sense of the operations and issues facing our cargo customers. We will also begin working with both airlines to develop integration plans for marketing, IT operations and HR. We will begin fairly evaluating all the employees at corporate over the next couple of weeks and will be getting back to you as we finalize the process. Most importantly, I'm starting a weekly lunch where I can meet many of you over time in small groups. I'm really looking forward to this time together. We plan to get a Q&A to you this week to answer questions that you have asked on this hotline. Remember, if you're not in Oahu, our toll-free number is 1-888-900-8003. I'm proud to be on your team.